AM 8-17-2004

[redacted]

04013040

SECURIT[...]ISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2004
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 8/17

SEC FILE NUMBER
8- 21553

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORD FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The American Rd
(No. and Street)

Dearborn (City) Michigan (State) 48121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara Leonard (313) 845-2259
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE WATERHOUSE COOPERS, LLP
(Name – *if individual, state last, first, middle name*)

400 RENAISSANCE CENTER (Address) DETROIT (City) Michigan (State) 48243 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamara Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORD FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Reporting Accounting Analyst

Title

Notary Public

ELBERT N. TAYLOR
NOTARY PUBLIC WAYNE CO., MI
MY COMMISSION EXPIRES Jul 8, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ford Motor Company

Ford Motor Company

Ford Financial Services, Inc.
The American Road
Dearborn, MI 48121

February 27, 2004

To: Principal Office of the SEC

Subject: 2003 Annual Financial Statements

Enclosed please find two copies of the audited financial statements for Ford Financial Services, Inc. The report is for the period beginning 01/01/03 and ending 12/31/03.

The SEC File Number is 8-21553 and the Firm ID is 13421.

If you have any questions, please contact:

Tamaira Leonard
Ford Motor Credit Company
The American Road
Suite 2440
Dearborn, MI 48121
(313) 845-2259

Thank you.

FORD FINANCIAL SERVICES, INC.

Financial Statements and Supplemental Schedules
for the year ended December 31, 2003 and
Independent Auditors' Report and
Supplemental Report on Internal Control

FORD FINANCIAL SERVICES, INC.

CONTENTS

	Pages
Report of Independent Auditors	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 7
Supplemental Data:	
Schedule I - Computation of Net Capital Under SEC Rule 15c3-1	8
Statement of Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission	9
Statement of Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	11 - 12

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Auditors

To the Board of Directors and Stockholder of
Ford Financial Services, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Ford Financial Services, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material aspects, in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2004

FORD FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

At December 31, 2003

ASSETS		
Cash	$	284,737
Accounts receivable, affiliates		72,043
Receivable from Ford Motor Credit Company		3,082,169
Total assets	$	3,438,949
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable, affiliates		78,663
Total liabilities		78,663
STOCKHOLDER'S EQUITY		
Capital stock, par value $1 a share, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in surplus		24,000
Retained earnings		3,335,286
Total stockholder's equity		3,360,286
Total liabilities and stockholder's equity	$	3,438,949

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2003

Revenue		
Commissions	$	4,198,638
Investment banking		1,052,000
Interest income		56,272
Total revenue		5,306,910
Expense		
Operating expenses		5,260,188
Income before income taxes		46,722
Provision for income taxes		16,352
Net income	$	30,370

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2003

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total
December 31, 2002	$ 1,000	$ 24,000	$ 3,304,916	$ 3,329,916
Net income	-	-	30,370	30,370
December 31, 2003	$ 1,000	$ 24,000	$ 3,335,286	$ 3,360,286

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2003

Cash flows from operating activities		
Net income	$	30,370
Adjustments to reconcile net income to net cash from operating activities		
Changes in:		
Accounts receivable, affiliates		(38,211)
Accounts payable, affiliates		48,003
Income taxes currently payable		(15,631)
Net cash provided by operating activities		24,531
Cash flows from investing activities		
Net increase in receivable from Ford Motor Credit Company		(24,532)
Net cash used in investing activities		(24,532)
Net change in cash		-
Cash, beginning of year		284,737
Cash, end of year	$	284,737
Supplementary cash flow information		
Tax refund	$	22,822

The accompanying notes are an integral part of the financial statements.

FORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations

Ford Financial Services, Inc. (the "Company") is a wholly-owned subsidiary of Ford Motor Credit Company ("Ford Credit") and is registered under the Securities Exchange Act of 1934 as a broker-dealer; Ford Credit is an indirect wholly-owned subsidiary of Ford Motor Company ("Ford"). The Company engages, on an agency basis, in the private placement and settlement of commercial paper and medium-term notes, and in the underwriting of debt securities for Ford Credit and certain subsidiaries and affiliates of Ford and Ford Credit.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition
Commissions for the placement of commercial paper and medium-term notes are recognized as revenue on the date the trade is completed. Investment banking revenues result from fees earned from securities offerings in which the Company acts as an underwriter or agent.

Income Taxes
The Company is included in Ford's consolidated United States federal and state income tax returns. Tax liabilities or credits are allocated to the Company generally on a separate return basis using the effective tax rate of 35% for 2003.

Estimates
The use of estimates as determined by management is required in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Due to the inherent uncertainty involved in making estimates, actual results may be based upon amounts which differ from those estimates.

Note 3. Transactions with Affiliated Companies

All of the Company's fees are earned from services provided to Ford Credit and certain subsidiaries and affiliates of Ford and Ford Credit, namely Hertz Corporation, Hertz Fleet Funding, Motown Trust, and FCAR I and II Auto Owner Trusts. The fees for such services are specified under Sales Agency Agreements and are in amounts intended to be representative of market rates for similar transactions.

FORD FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3. Transactions with Affiliated Companies (continued)

The Company has no direct employees of its own; accordingly, Ford Credit provides the Company with technical and administrative support and securities placement services under a Service Agreement, dated April 1, 2003. The fees for such services, in the amount of $5,250,638, which include monthly assessments paid by Ford Credit to issuing and paying agents Deutsche Bank and Citibank, were included in operating expenses.

Because of the above-mentioned relationships, it is possible that the terms of these services may not be the same as those that would result from services among wholly unrelated parties.

Funds in excess of operating and/or capital requirements are loaned by the Company to Ford Credit in accordance with a Revolving Loan Agreement dated January 1, 2003. The amount outstanding bears interest on a floating rate per annum equal to the greater of LIBOR plus 20 basis points or the allowable Treasury test rate. The rate used in 2003 was 1.80%. The maximum amount of the loan outstanding during the year ended December 31, 2003 was $3,082,169.

Note 4. Capital Requirements

Under Rule 15c3-1(a)(2) of the Securities and Exchange Act of 1934, the Company is required to maintain Net Capital of the greater of 6-2/3 percent of total aggregate indebtedness or $100,000. At December 31, 2003, the Company's net capital was $206,074, which is $106,074 in excess of its minimum net capital requirement of $100,000, and the ratio of aggregate indebtedness to net capital was 0.38 to 1.0.

SCHEDULE I

FORD FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL		
Total stockholder's equity		$ 3,360,286
Total stockholder's equity qualified for net capital		3,360,286
Total capital and allowable subordinated liabilities		3,360,286
Deductions		
Nonallowable assets:		
Receivable from Ford Motor Credit Company	$ 3,082,169	
Accounts receivable, affiliates	72,043	
		3,154,212
Net capital		$ 206,074
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Aggregate indebtedness		$ 78,663
6-2/3 percent of total aggregate indebtedness (or $100,000 if greater) pursuant to Rule 15c3-1(a)(2)		100,000
Excess net capital		$ 106,074
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 198,207
Ratio, aggregate indebtedness to net capital		0.38 to 1.0

There are no material differences between the above computation and the Company's corresponding Part II filing under date of December 31, 2003.

FORD FINANCIAL SERVICES, INC.

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION

At December 31, 2003

A computation of the reserve requirements is not applicable to Ford Financial Services, Inc.; the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

FORD FINANCIAL SERVICES, INC.

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISION

At December 31, 2003

Information relating to possession or control requirements is not applicable to Ford Financial Services, Inc.; the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL ACCOUNTING STRUCTURE REQUIRED BY
SEC RULE 17a-5

To the Board of Directors and Stockholder of
Ford Financial Services, Inc.:

In planning and performing our audit of the financial statements and supplemental Schedule I of Ford Financial Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and
3. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-

mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2004